Exhibit 99.1

management INFORMATION CIRCULAR

DATED April 3, 2025

WHO WE ARE	what’s inside
Greenfire Resources Ltd. is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with our registered office located in Calgary, Alberta. Greenfire’s Common Shares are publicly traded on the TSX (TSX: GFR) and on the NYSE (NYSE: GFR). Find out more on our website at www.greenfireres.com. Capitalized terms above have the meanings ascribed to such terms in the Glossary of Terms below.	NOTICE OF ANNUAL MEETING	3
	GLOSSARY OF TERMS	4
	VOTING MATTERS	7
	MATTERS TO BE ACTED UPON AT THE MEETING	9
	DIRECTOR COMPENSATION	15
	CORPORATE GOVERNANCE PRACTICES	16
	EXECUTIVE COMPENSATION	20
	INDEBTEDNESS OF DIRECTORS AND OFFICERS	27
	INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	28
	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	28
	ADDITIONAL INFORMATION	28
	SCHEDULE A	29
	SCHEDULE B	34

PROXY SUMMARY

The following summary highlights some of the important information that Shareholders will find in this management information circular (the “Information Circular”). Shareholders are encouraged to read the entire Information Circular before voting.

Voting Matters	Board Vote Recommendation	For More Information See Page
Election of Directors	FOR each nominee	9
Appointment of Auditors	FOR	15

2025 Management Information Circular	2

Notice of Annual Meeting

NOTICE is hereby given that the annual meeting (the “Meeting”) of the shareholders of Greenfire Resources Ltd. (“Greenfire” or the “Company”) will be held on Tuesday, May 6, 2025, at 3:30 p.m. (Calgary time) at the offices of Blake, Cassels & Graydon LLP, 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8 to:

1.	receive the Company’s consolidated financial statements for the year ended December 31, 2024, together with the report of the auditors thereon;

2.	elect seven (7) directors of the Company;

3.	appoint the auditors the Company and authorize our directors to fix their remuneration as such; and

4.	transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular of the Company dated April 3, 2025 (the “Information Circular”) accompanying this notice.

The Information Circular also provides details regarding how to attend and vote at the Meeting.

Only shareholders of record at the close of business on April 4, 2025, will be entitled to vote at the Meeting. Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instructions form provided to them.

DATED at Calgary, Alberta this 3rd day of April, 2025.

By order of the Board of Directors of Greenfire Resources Ltd.

(signed) “Charles R. Kraus”
Charles R. Kraus
Corporate Secretary

2025 Management Information Circular	3

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000.

“Awards” means, collectively, the Options, the Share Units and the DSUs granted pursuant to the terms of the Incentive Plan.

“Board” means the board of directors of the Company as constituted at the relevant time.

“Common Shares” means common shares in the authorized share capital of the Company.

“Company” or “Greenfire” means Greenfire Resources Ltd., a corporation existing under the ABCA.

“DSUs” means deferred share units granted pursuant to the terms of the Incentive Plan.

“Exchange” means, for the purposes of the Incentive Plan, the NYSE and/or the TSX, if the Common Shares are listed on such stock exchanges, and where the context permits such other stock exchanges on which the Common Shares are or may be listed, from time to time.

“GRI” means Greenfire Resources Inc., predecessor to the Company.

“GRI Common Shares” means the common shares in the authorized share capital of GRI.

“GRI Equity Plan” means the Greenfire Resources Inc. Performance Warrant Plan, dated February 2, 2022, as amended from time to time, and the Greenfire Employee Trust established by trust agreement between GRI and Greenfire Resources Employment Corporation dated March 7, 2022, as amended from time to time.

“GRI Performance Warrant” means, as of any determination time, each warrant to purchase GRI Common Shares issued pursuant to the GRI Equity Plan that were outstanding and unexercised.

“Incentive Plan” means the amended and restated omnibus share incentive plan of the Company providing for the grant of the Awards for certain qualified directors, executive officers, employees or consultants of the Company originally approved by the Board on September 20, 2023 and as amended and restated by resolution of the Board on February 1, 2024.

“Investor Agreement” means the Investor Agreement dated December 23, 2024 between the Company and the WEF Shareholders, among others.

“Investor Rights Agreement” means the investor rights agreement dated September 20, 2023 and among the Company, the MBSC Sponsor, the other former holders of the MBSC’s Class B common shares, investors who subscribed for MBSC’s Class A common shares and certain other Shareholders.

“Market Value of a Share” means, with respect to any particular date as of which the Market Value of a Share is required to be determined for the purposes of the Incentive Plan, (i) if the Common Shares are then listed on the Exchange (if at such time the Common Shares are listed on more than one Exchange, for the purpose of this definition Exchange shall refer to the Exchange on which a majority of trading in the Common Shares occurs), means the volume weighted average trading price of the Common Shares on the Exchange for the five (5) trading days immediately preceding such particular date and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period; (ii) if the Common Shares are not then listed on the Exchange, the closing price of the Common Shares on any other stock exchange on which the Common Shares are then listed (and, if more than one, then using the Exchange on which a majority of trading in the Common Shares occurs) on the last trading day prior to the such particular date; or (iii) if the Common Shares are not then listed on any stock exchange, the fair market value as is determined solely by the Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all persons.

2025 Management Information Circular	4

“MBSC” means M3-Brigade Acquisition III, LLC, a Delaware limited liability corporation, which was formerly known prior to February 13, 2024 as M3-Brigade Acquisition III Corp., a Delaware corporation.

“MBSC Sponsor” means M3-Brigade Sponsor III LP, a Delaware limited partnership.

“Meeting” means the annual meeting of Shareholders scheduled to be held on May 6, 2025, and any adjournment or postponement thereof.

“NEO” means named executive officer.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NYSE” means the New York Stock Exchange.

“Options” means options to purchase the Common Shares granted pursuant to the terms of the Incentive Plan.

“Performance Warrant Plan” means the amended and restated performance warrant plan of the Company, which amends and restates the GRI Equity Plan.

“Performance Warrants” means warrants to purchase Common Shares with each such performance warrant entitling the holder to purchase one Common Share, subject to the terms and conditions of the Performance Warrant Plan.

“PSUs” means Share Units designated as “performance share units”.

“RSUs” means Share Units designated as “restricted share units”.

“SEC” means the U.S. Securities and Exchange Commission.

“Share Units” means rights awarded to participants to receive payments, which may be designated as “performance share units” or “restricted share units”, in cash or Common Shares pursuant to the terms of the Incentive Plan.

“Shareholders” means the holders of Common Shares.

“Strathcona” means Strathcona Resources Ltd., an Alberta corporation.

“TSX” means the Toronto Stock Exchange.

“Warrant Agreements” means the Warrant Agreement and Amended and Restated Warrant Agreement, each dated as of September 20, 2023, by and between the Company, Computershare Inc. and Computershare Trust Company, N.A., governing the Warrants.

2025 Management Information Circular	5

“Warrants” means warrants to purchase Common Shares issued to MBSC Sponsor and former securityholders of GRI, with each such warrant entitling the holder to purchase one Common Share at an exercise price of US$11.50 per Common Share, subject to the terms and conditions of the Warrant Agreements.

“WEF” means Waterous Energy Fund.

“WEF Acquisition” means collectively, the acquisition by the WEF Shareholders of an aggregate of 29,988,854 Common Shares from certain former Shareholders on November 8, 2024 and the acquisition by the WEF Shareholders of an aggregate of 9,311,424 Common Shares and 2,654,179 Warrants from MBSC Sponsor and Brigade Capital Management LP on December 23, 2024.

“WEF Manager” means Waterous Energy Fund Management Corp.

“WEF Shareholders” means collectively, Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP.

2025 Management Information Circular	6

Voting Matters

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies for use at the annual meeting, and any adjournment or postponement thereof, of the shareholders of the Company to be held at 3:30 p.m. (Calgary time) at the offices of Blake, Cassels & Graydon LLP, 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Registered Shareholder who are unable to attend the Meeting or any adjournment or postponement thereof in person, may exercise their right to vote by dating, signing, and returning the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof to Odyssey Trust Company, the Company’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Odyssey Trust Company (i) by mail using the enclosed return envelope or one addressed to Odyssey Trust Company, Proxy Department, Traders Bank Building 702, 67 Yonge Street Toronto, Ontario M5E 1J8, (ii) by hand delivery to Odyssey Trust Company, Proxy Department, Traders Bank Building 702, 67 Yonge Street Toronto, Ontario M5E 1J8, (iii) by facsimile to (800) 517-4553, or (iv) by email to proxy@odysseytrust.com. If registered Shareholders vote through the internet, they may also appoint another person to be their proxyholder. Please go to https://vote.odysseytrust.com and follow the instructions. Registered Shareholders will require their 12-digit control number found on their proxy form. Registered Shareholders’ proxy or voting instructions must be received in each case no later than 3:30 p.m. (Calgary time) on May 2, 2025, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays, and holidays) before the beginning of any adjourned or postponed Meeting. If registered Shareholders receive more than one proxy form because they own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The instrument appointing a proxy must be in writing and must be executed by the registered Shareholder or their attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are the Company’s directors and/or officers. Registered Shareholders have the right to appoint a person or company, who need not be a Shareholder, to represent them at the Meeting. To exercise this right, registered Shareholders should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Only Shareholders of record at the close of business on April 4, 2025, will be entitled to vote at the Meeting, unless that Shareholder has transferred any Common Shares after that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is significant to Shareholders if they do not hold their Common Shares in their own name. Only proxies deposited by Shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If a Shareholder’s Common Shares are listed in its account statement provided by its broker, then, in almost all cases, those Common Shares will not be registered in its name on our records. Such Common Shares will likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, many of such Common Shares are registered under the name of CDS & Co., the registration name for The CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common Shares held by a Shareholder’s broker, or their nominee can only be voted upon the Shareholder’s instructions. Without specific instructions, a Shareholder’s broker or their nominee is prohibited from voting its Common Shares.

2025 Management Information Circular	7

Applicable regulatory policy requires brokers to seek voting instructions from Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which Shareholders should carefully follow to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied by a broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on the Shareholder’s behalf. Many brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy. Shareholders are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, Shareholders can use their website or call their toll-free telephone number to instruct them how to vote their Common Shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If Shareholders receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote Common Shares directly at the Meeting as it must be returned to the mailing/tabulating agent well in advance of the Meeting to have the Common Shares voted.

The Company is not using “notice-and-access” to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders. The Company will not send proxy-related materials directly to non-objecting beneficial Shareholders and such materials will be delivered to non-objecting beneficial Shareholders through Broadridge Financial Solutions, Inc. or the non-objecting beneficial Shareholder’s intermediary. The Company intends to pay for the costs of an intermediary to deliver proxy-related materials to objecting beneficial Shareholders.

Revocability of Proxy

Shareholders may revoke their proxy at any time prior to a vote. If a Shareholder or the person such Shareholder gives its proxy attends personally at the Meeting, the Shareholder or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a Shareholder or its attorney authorized in writing or, if a Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of such corporation. To be effective, the instrument in writing must be deposited with the Corporate Secretary of the Company c/o 1900, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, at any time prior to 3:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this Information Circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted or withheld from voting on any matter at the Meeting. Where a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted on the matter in accordance with the specification so made. If a Shareholder does not provide instructions, its Common Shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy, which the Company has furnished, are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this Information Circular, the Company knows of no such amendment, variation, or other matter.

2025 Management Information Circular	8

Voting Shares and Principal Holders

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at April 3, 2025, there were 69,922,429 Common Shares and nil preferred shares issued and outstanding. As a holder of Common Shares, Shareholders are entitled to one vote for each Common Share they own.

As of the date of this Circular, the entities forming WEF, being the WEF Shareholders, collectively are the registered owners of an aggregate of 39,300,278 Common Shares representing approximately 56.2% of the issued and outstanding Common Shares. The Common Shares owned by certain of the WEF Shareholders are controlled through their general partners. The business and affairs of each WEF Shareholder and relevant general partner are managed by the WEF Manager, which is owned indirectly and controlled by Adam Waterous, the Executive Chairman of the Board.

The following table sets out the holdings of certain of the WEF Shareholders, which, as at April 3, 2025, are the only persons which, to the Company’s knowledge, beneficially own, or control or direct, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares.

Name	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Our Issued and Outstanding Common Shares
Waterous Energy Fund III (International FI) LP	28,404,325	40.6%

Matters to be Acted Upon at the Meeting

Receipt of the Financial Statements and Auditors’ Reports

At the Meeting, the consolidated financial statements of the Company for the year ended December 31, 2024 and the auditors’ report thereon will be tabled, but no vote by our Shareholders with respect thereto is required or proposed to be taken. These financial statements and accompanying management’s discussion and analysis have been mailed to the shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements and accompanying management’s discussion and analysis are available on our website at www.greenfireres.com and available on the Company’s SEDAR+ profile at www.sedarplus.ca and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at seven members. Shareholders are being asked to cast their vote for the following seven directors:

Adam Waterous	Tom Ebbern
Henry Hager	Brian Heald
Andrew Kim	David Knight Legg
David Roosth

All nominees are currently members of the Board. Pursuant to the Investor Agreement that was entered into by the Company in connection with the WEF Acquisition, Mr. Derek Aylesworth, currently a director of the Company, will not stand for re-election to the Board at the Meeting. In addition, pursuant to the terms of the Investor Agreement, the Company agreed to nominate each of Messrs. Waterous, Hager, Heald, Kim, Knight Legg, Roosth and Ebbern for election to the Board at the Meeting. WEF has agreed to vote for each of the director nominees at the Meeting. Following the WEF Acquisition, no Shareholder has nomination rights entitling any Shareholder to nominate directors to the Board under the Investor Rights Agreement. A copy of the Investor Agreement and the Investor Rights Agreement are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

2025 Management Information Circular	9

Each director will hold office until the next annual meeting of Shareholders, or their successor is duly elected or appointed, unless their office is earlier vacated. If a vacancy among such nominees occurs because of death or for any reason prior to the Meeting, the proxy will not be voted with respect to such vacancy.

Voting for Election of Directors

The directors are elected annually, individually and by majority vote.

The Board had previously adopted a majority voting policy for the election of directors, but repealed the policy following the WEF Acquisition. The Company is exempt from the TSX requirement to adopt such a policy because WEF has a 56.2% voting interest in the Company and is able to control the election and removal of directors serving on the Board.

Management recommends that Shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the Shareholder specifies authority to do so is withheld.

The individual voting results of this Meeting will be published by news release and on the SEDAR+ website at www.sedarplus.ca after the Meeting.

2025 Management Information Circular	10

Biographies of the Director Nominees

The following information relating to the director nominees is based in part on our records and in part on information the nominees have provided to us.

Adam Waterous Non-Independent Director(1) — Executive Chairman Alberta, Canada Director since: December 2024

Mr. Adam Waterous founded WEF in December 2016 and is currently Managing Partner and Chief Executive Officer of WEF. Mr. Waterous is also the Executive Chairman of Strathcona. Prior to founding WEF, Mr. Waterous served as Global Head of Investment Banking and Head of Energy and Power, North America at Scotiabank, where he was responsible for all of Scotiabank’s global Equity and Advisory activities and Scotia Waterous. Mr. Waterous co-founded Waterous & Co., a predecessor firm to Scotia Waterous, in September 1991, where he was a member of the firm’s Executive Committee and the head of the firm. Mr. Waterous holds an Honours Business Administration degree from the University of Western Ontario and a Master of Business Administration from Harvard Business School. Being in the top five percent of his class at Harvard, he was designated a Baker Scholar.

2024 Board Meeting Attendance
Board (Executive Chair)(2)	0/0
Committee Membership
Compensation and Governance Committee (Chair)
Other Public Board Directorships

Strathcona (Executive Chair)

Notes:

(1)	Mr. Waterous is not independent by virtue of being the Managing Partner and Chief Executive Officer of WEF.
(2)	Mr. Waterous was appointed to the Board on December 23, 2024. There were no Board meetings held between December 23, 2024 and December 31, 2024.

Tom Ebbern Independent Director — Lead Director Alberta, Canada Director since: December 2024
Mr. Tom Ebbern has more than 40 years of oil and gas industry experience, including a decade in energy investment banking and capital markets. Mr. Ebbern has served as a Strategic Advisor to North West Refining Inc. (“North West Refining”) since 2019. From 2012 to 2019, Mr. Ebbern served as the Chief Financial Officer of North West Refining. He also is currently on the board of directors of CSV Midstream Solutions Corp. and previously served on the board of directors of Athabasca Oil Corporation from 2018 through 2023, Repsol Canada (formerly Talisman Energy Inc.) from 2013 through 2017, and Nexen Inc. from 2011 through 2013. Mr. Ebbern holds a Bachelor of Science degree in Geological Engineering from Queen’s University and an MBA from the Ivey Business School and has the ICD.d designation.

2024 Board Meeting Attendance
Board (Lead Director)(1)	5 / 5
Committee Membership
Audit Committee
Reserves Committee (Chair)
Other Public Board Directorships
None. Note:
(1)	Mr. Ebbern was appointed to the Board on December 9, 2024. There were five Board meetings held between December 9, 2024 and December 31, 2024.

2025 Management Information Circular	11

Henry Hager Non-Independent Director(1) Connecticut, United States Director since: December 2024
Mr. Henry Hager currently is a Managing Director of WEF, a role he has served since January 2018. Mr. Hager previously served as Director with Kohlberg Kravis Roberts and in various roles with Constellation Energy Corporation. Mr. Hager also served in a number of capacities in President George W. Bush’s administration. Mr. Hager currently serves as a board member of the George W. Bush Presidential Center and Building Conservation Trust. Mr. Hager earned a Bachelor of Science in Business from Wake Forest University and an MBA from the Darden School of Business at the University of Virginia.

2024 Board Meeting Attendance
Board(2)	0/0
Committee Membership
Reserves Committee
Other Public Board Directorships
Strathcona Notes:

(1)	Mr. Hager is not independent by virtue of being a Managing Director of WEF.
(2)	Mr. Hager was appointed to the Board on December 23, 2024. There were no Board meetings held between December 23, 2024 and December 31, 2024.

Brian Heald Independent Director Alberta, Canada Director since: December 2024
Mr. Heald is a senior corporate finance and governance professional with broad experience in the origination, structuring, underwriting, negotiation and execution of complex transactions. Mr. Heald has more than 30 years of experience in the Canadian energy and capital markets sector. Mr. Brian Heald is currently an independent corporate director. Prior thereto, Mr. Heald was Managing Director, Investment Banking at ATB Capital Markets from September 2018 to December 2022. Previously, Mr. Heald was a Managing Director of Investment Banking with CIBC Capital Markets, HSBC Securities, Nesbitt Thomson, Deloitte LLP and ATB Capital Markets. Mr. Heald has acted as the lead/co-lead underwriter and financial advisor on over 300 capital markets and M&A transactions representing over $20 billion of transaction value. Mr. Heald’s credentials include a B.Sc., Honours (Queen’s), M.Sc. (Alberta) in geotechnical engineering, MBA (Ivey), P. Eng. (APEGA lifetime member), CFA and ICD.D. Mr. Heald previously served as a Director of Kick Energy Corporation, Post Energy Corp. and the Alberta Economic Development Authority. Mr. Heald is a recipient of the Alberta Centennial Medal.

2024 Board Meeting Attendance
Board(1)	0/0
Committee Membership
Audit Committee(2)
Reserves Committee
Other Public Board Directorships
None. Notes:
(1)	Mr. Heald was appointed to the Board on December 23, 2024. There were no Board meetings held between December 23, 2024 and December 31, 2024.
(2)	As Mr. Aylesworth is not standing for re-election to the Board at the Meeting, Mr. Heald, if elected at the Meeting, will become the Chair of the Audit Committee immediately following the Meeting.

2025 Management Information Circular	12

Andrew Kim Non-Independent Director(1) Ontario, Canada Director since: December 2024
Mr. Andrew Kim currently is the Chief Financial Officer of WEF, a role he has served since December 2016. Mr. Kim previously served as President of Crescentwood Capital Corp., Pyxis Capital Inc., HAL Concepts Ltd., Graystone Corporation and as President and Director of Stonington Capital Corporation, CBOC Continental Inc. and Vice President of Finance of Unicorp Energy Corporation. Mr. Kim is a Chartered Public Accountant and holds an Honours Bachelor of Mathematics from the University of Waterloo.

2024 Board Meeting Attendance
Board(2)	0/0
Committee Membership
Compensation and Governance Committee
Other Public Board Directorships
Strathcona Notes:
(1)	Mr. Kim is not independent by virtue of being the Chief Financial Officer of WEF.
(2)	Mr. Kim was appointed to the Board on December 23, 2024. There were no Board meetings held between December 23, 2024 and December 31, 2024.

David Knight Legg Independent Director Hong Kong, China Director since: December 2024

Mr. David Knight Legg is an independent businessman. From January 2019, Mr. Knight Legg has worked on the election of the UCP government in Alberta and subsequently served as Principal Advisor to the Premier, focused on economic development, tax and foreign direct investment. Prior to that, Mr. Knight Legg served as Group Head of Strategy, after previously serving as Head of Business Development and Strategy for the International Bank, of the Commonwealth Bank of Australia where he was board advisor to CBA investments in Vietnam, China, India and South Africa. Previous to that, from April 2003 to June 2015, Mr. Knight Legg worked at GLG, an institutional investor research firm. He led GLG’s business internationally, and opened 15 overseas offices, driving its expansion in Europe and Asia. Prior to that, Mr. Knight Legg worked at McKinsey and Company, an international consulting firm. Mr. Knight Legg created the Alberta Indigenous Opportunities Corporation to secure equity financing for First Nations into energy infrastructure, and was the founding Chief Executive Officer of Invest Alberta Corporation, a foreign direct investment platform on whose board he still sits. He also serves as Chairman of Elements Global Advisors, on the board of directors for the Sovereign Art Foundation and as Chairman of Intelligence squared, a debate platform. Mr. Knight Legg has a BA from University of Lethbridge, a Masters degree in law from the University of Oxford and his Ph.D. from Yale University where he was a Morse fellow.

2024 Board Meeting Attendance
Board(1)	0/0
Committee Membership
None(2)
Other Public Board Directorships
None. Notes:
(1)	Mr. Knight Legg was appointed to the Board on December 23, 2024. There were no Board meetings held between December 23, 2024 and December 31, 2024.
(2)	As Mr. Aylesworth is not standing for re-election to the Board at the Meeting, Mr. Knight Legg, if elected at the Meeting, will join the Audit Committee immediately following the Meeting.

2025 Management Information Circular	13

David Roosth Non-Independent Director(1) Texas, United States Director since: December 2024

Mr. David Roosth is a Managing Director of WEF. Prior to joining WEF in 2018, Mr. Roosth was a Principal on the energy team for Kohlberg Kravis Roberts, where he was involved in a variety of corporate and asset-level energy and natural resources transactions. Before Kohlberg Kravis Roberts, he was with TPH Partners, where he was involved in middle-market equity investments in the energy industry. Prior to TPH Partners, Mr. Roosth was with Tudor, Pickering, Holt & Co., where he focused primarily on strategic advisory and M&A transactions for companies in the energy industry. Mr. Roosth has been actively involved in a number of non-profit organizations and currently serves as a board member of the Houston Urban Debate League. Mr. Roosth holds a Bachelor of Arts in Economics from Yale University, where he graduated magna cum laude and was elected to Phi Beta Kappa.

2024 Board Meeting Attendance
Board(2)	0/0
Committee Membership
Compensation and Governance Committee
Other Public Board Directorships
Strathcona. Notes:

(1)	Mr. Roosth is not independent by virtue of being a Managing Director of WEF.
(2)	Mr. Roosth was appointed to the Board on December 23, 2024. There were no Board meetings held between December 23, 2024 and December 31, 2024.

Other than 10,000 Common Shares beneficially owned, controlled or directed by Mr. Kim, which are registered in the name of Canyon Creek Management Inc., none of the proposed directors beneficially owns, or controls or directs, directly or indirectly, any voting securities of the Company. The foregoing excludes securities associated with the interests held by each of Messrs. Waterous, Hager, Kim and Roosth in certain of the WEF Shareholders. Mr. Waterous may be considered to exercise some degree of control and direction over the Common Shares beneficially owned, directly or indirectly, or controlled or directed by, the WEF Shareholders, which equal in the aggregate 39,300,278 Common Shares, representing approximately 56.2% of the outstanding Common Shares. Further, the business and affairs of each WEF Shareholder and relevant general partner are managed by the WEF Manager, which is owned indirectly and controlled by Mr. Waterous.

Additional Disclosure Relating to Proposed Directors

Except as otherwise disclosed herein, none of the proposed directors (nor any personal holding company of any such persons) is, as of the date hereof, or was within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as otherwise disclosed herein, none of the proposed directors (or any personal holding company of any of such persons) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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No proposed director (nor any personal holding company of any such persons) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

No proposed director (nor any personal holding company of any of such persons) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Appointment of Auditors

Unless otherwise directed, it is management’s intention to vote proxies in favour of Deloitte LLP, Chartered Professional Accountants, of Calgary, Alberta, as our auditors, to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte LLP was first appointed as auditors of GRI, as predecessor to the Company, on May 18, 2021.

The following table provides information about the fees billed to GRI and the Company for professional services rendered by Deloitte LLP during the fiscal years of 2023 and 2024:

Type of Work	2024 Fees ($)	2023 Fees ($)
Audit Fees(1)	593,315	1,078,560
Audit-Related Fees(2)	68,266	897,730
Tax Fees(3)	120,086	75,235
All Other Fees(4)	58,850	58,580
Total	840,517	2,110,105

Notes:

(1)	“Audit Fees” include the aggregate fees billed for the audit of Greenfire’s annual financial statements and review of Greenfire’s quarterly financial statements in respect of the applicable financial year.

(2)	“Audit-Related Fees” are for assurance and related services that are reasonably related to the performance of the audit or review of Greenfire’s financial statements and are not reported under “Audit Fees” above.

(3)	“Tax Fees” include the aggregate fees related to tax compliance, tax advice and tax planning.

(4)	“All Other Fees” are fees for products and services provided other than those described as “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. Costs in this category relate primarily to advisory services with respect to the annual Oilsands royalty audits.

Director Compensation

In the first quarter of 2025, the Board determined that independent directors will receive an annual cash retainer of $200,000. Non-independent directors, which includes directors affiliated with WEF, will not receive compensation for their service as directors of the Company. In addition, in the first quarter of 2025, the Board determined to suspend all grants of equity incentives, including DSUs, under the Incentive Plan.

The Board had previously, including in respect of director compensation in 2024, approved a director compensation program consisting of an annual cash retainer and certain additional cash fees for service as the chair of the Board and any committees thereof. In addition, directors were eligible to receive grants of DSUs under the terms of the Incentive Plan. Directors of the Company were not eligible, and have not received any other share-based awards, option-based awards, non-equity incentive plan compensation or any other compensation. Compensation paid to non-executive directors of the Company for the fiscal year ended December 31, 2024 is set forth in the table below.

All amounts set forth below were paid in United States dollars and for the purposes of the table below have been converted to Canadian dollars at the exchange rate in effect as of December 31, 2024, which was Cdn$1.4389 for every US$1.00 (as published by the Bank of Canada).

Name	Fees Earned ($)	Share-based awards ($)	All other compensation ($)	Total compensation ($)
Tom Ebbern(1)	34,003	-	-	34,003
W. Derek Aylesworth	204,963	184,324	-	389,287

Note:

(1)	Mr. Ebbern became a director of the Company on December 9, 2024.

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Corporate Governance Practices

Independence

The Common Shares are listed on the NYSE under the ticker symbol “GFR” and on the TSX under the ticker symbol “GFR”. As a result, the Company adheres to the rules of the NYSE and applicable Canadian securities laws in determining whether a director is independent. The Board consults with its counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of the NYSE generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such director’s independent judgement.

The Board has determined that each of Messrs. Tom Ebbern, Brian Heald and David Knight Legg are considered independent directors. None of Messrs. Waterous, Hager, Kim or Roosth are considered independent as a result of each being executive officers or employees of WEF.

Mr. Waterous, the Executive Chair of the Board, is not independent for the purposes of NI 58-101. Mr. Ebbern has been appointed as the independent Lead Director. The primary role of the Lead Director is to: (i) in consultation with the Executive Chair, work to facilitate an effective relationship between management and the independent directors; (ii) in consultation with the Executive Chair, facilitate communication between the independent directors and the Executive Chair; (iii) preside at all meetings of the Board when delegated by the Executive Chair or in circumstances where the Executive Chair has a conflict of interest with respect to matters to be acted upon; (iv) help ensure that the independent Board members have the opportunity to meet in separate, regularly scheduled sessions; and (v) call and chair meetings or in-camera sessions of the independent directors and prepare agendas for such meetings or sessions.

Where matters or circumstances arise or come before the Board which involve a conflict between the Company and WEF, the Lead Director may preside at the meeting, and the Board may hold in-camera sessions without Mr. Waterous present.

The Board will hold meetings of the independent directors or hold in-camera sessions during regularly scheduled Board meetings where non-independent directors and other members of management of the Company are not present.

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Messrs. Waterous, Hager, Kim and Roosth serve on the board of directors of Strathcona, a reporting issuer in each of the provinces of Canada with common shares listed on the TSX.

Board Mandate

The Board is responsible for our stewardship with oversight in several key areas including vision, strategy and leadership, risk management, succession planning, and corporate governance practices. The Board’s duties are set out in the Board Mandate which is found in Schedule A attached hereto and on our website at www.greenfireres.com.

Orientation and Continuing Education

The Company does not currently have a formal orientation and education program for new recruits to the Board; however, it is anticipated that such orientation and education will be provided on an informal basis to any new directors joining the Board. As new directors join the Board, it is anticipated that management will provide these individuals with corporate policies, historical information about the Company, as well as information on the Company’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. It is anticipated that these procedures will prove to be a practical and effective approach in light of the Company’s particular circumstances, including the size of the Company and the experience and expertise of the members of the Board.

The Board consists of highly skilled and experienced individuals with strong industry knowledge. Please see “Biographies of Our Directors” for more information on each Board member.

Code of Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”), which is posted on its website, and will post any amendments to, or any waivers from, a provision of the Code on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code in a manner consistent with NI 58-101 and the applicable rules or regulations of the SEC and the NYSE. A copy of the Code is also available on the Company’s SEDAR+ profile at www.sedarplus.ca. All employees of the Company are required to acknowledge compliance with the Code and all related policies when they are hired and again on an annual basis.

In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not vote on any resolution to approve the contract or transaction.

Insider Trading Policy

The Company has adopted a disclosure and insider trading policy which prohibits its executives, other employees and directors from: (i) trading in its securities while in possession of material undisclosed information about the Company; and (ii) entering into certain derivative-based transactions that involve, directly or indirectly, securities of the Company, during a restricted period. The disclosure and insider trading policy is posted on the Company’s website.

Diversity

The Company has not adopted any written policy or set any targets or mandatory quotas relating to the identification and nomination of directors or executive officers who are female. The Company does not specifically consider the level of representation of women on the Board or in executive officer positions when identifying and nominating candidates for election to the Board or making executive officer appointments, as applicable. The Compensation and Governance Committee evaluates potential nominees to the Board by reviewing the individual qualifications of prospective board members by considering such person’s skills, competencies and experience, and then, based on that review, determines if the candidate’s qualifications are relevant taking into consideration the current board composition and the anticipated skills required to round out the capabilities of the Board.

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At the present time, there are no women serving on the Board and no women serving in an executive officer position.

Committee Membership and Responsibilities

In connection with the changes to the Board composition effected on December 23, 2024 relating to the WEF Acquisition and pursuant to the Investor Agreement, the Board determined to reformulate the structure and composition of its committees. As of March 5, 2025, the standing committees of the Board consist of three committees: the Audit Committee, the Reserves Committee and the Compensation and Governance Committee.

Audit Committee

The Board has established the Audit Committee comprised of Mr. Aylesworth, as the Chair of the Audit Committee, Mr. Ebbern and Mr. Heald. As Mr. Aylesworth is not standing for re-election to the Board at the Meeting, Mr. Heald, if elected at the Meeting, will become the Chair of the Audit Committee immediately following the Meeting, and Mr. Knight Legg, if elected at the Meeting, will join the Audit Committee.

The Audit Committee assists the Board in matters relating to the Company’s external auditors and the audit process, financial reporting and public communication, risk management, information security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to internal controls of the Company’s business processes. For a full description of the responsibilities of the Audit Committee, see the mandate of the Audit Committee which is available on our website at www.greenfireres.com.

Each of the members of the Audit Committee is considered “financially literate” and is considered “independent” within the meaning of NI 52-110, the rules of the NYSE and Rule 10A-3 of the United States Securities Exchange Act of 1934.

The Company believes that each of the members of the Audit Committee possesses: (a) an understanding of the accounting principles used by the Company to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and (d) an understanding of internal controls and procedures for financial reporting. Currently, Mr. Aylesworth is, and Mr. Heald will be following his appointment, considered an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

For more information relating to the background of the Audit Committee members, see “Biographies of our Directors” above under “Matters to be Acted Upon at the Meeting”.

The information regarding the Audit Committee as required by section 5.1 of NI 52-110 is set forth in the Company’s annual information form for the year ended December 31, 2024 under the heading “Audit Committee Information”.

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Reserves Committee

The Board has established the Reserves Committee comprised of Mr. Ebbern, as the Chair of the Reserves Committee, Mr. Heald and Mr. Hager.

The Reserves Committee is responsible for appointing and overseeing an independent qualified reserves evaluator and overseeing and managing the overall process relating to the reporting of the Company’s reserves and resources data and other oil and gas information and risks. For a full description of the responsibilities of the Reserves Committee, see the mandate of the Reserves Committee, which is available on our website at www.greenfireres.com.

A majority of the members of the Reserves Committee must satisfy the independence requirements set forth in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. The Board has determined that a majority of the members of the Reserves Committee meet this requirement as Messrs. Ebbern and Heald are considered independent.

Compensation and Governance Committee

The Board has established the Compensation and Governance Committee comprised of Mr. Waterous, as the Chair of the Compensation and Governance Committee, Mr. Kim and Mr. Roosth.

The Compensation and Governance Committee is responsible for matters typically assigned to a nominating committee and a compensation committee, including establishing policies and procedures for identifying director nominees, developing a succession plan for the Board, recommending the director nominees for consideration by shareholders and the directors to serve on the committees of the Board, as well as assisting the Board in the areas of executive compensation and compensation governance. For a full description of the responsibilities of the Compensation and Governance Committee, see the mandate of the Compensation and Governance Committee, which is available on our website at www.greenfireres.com.

The Compensation and Governance Committee is not composed entirely of independent directors. In order to encourage objective processes for nomination and determination of compensation, the Compensation and Governance Committee is expected to provide periodic reports to the Board concerning nomination and compensation matters and recommendations concerning potential nominees for election or appointment to the Board and executive compensation matters.

Board Nominations

The Compensation and Governance Committee is responsible for identifying individuals qualified to become members of the Board. See “Corporate Governance Practices – Committee Membership and Responsibilities – Compensation and Governance Committee” and “Corporate Governance Practices – Diversity” for further information.

Pursuant to the Investor Agreement, the Company has agreed to nominate each of Messrs. Waterous, Hager, Heald, Kim, Knight Legg, Roosth and Ebbern for election to the Board at the Meeting. Mr. Derek Aylesworth, currently a director of the Company, will not stand for re-election to the Board at the Meeting. In addition, WEF has agreed to vote for each of the director nominees at the Meeting. Following the WEF Acquisition, there are no nomination rights entitling any Shareholder to nominate directors to the Board under the Investor Rights Agreement. A copy of the Investor Agreement and the Investor Rights Agreement are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

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Position Descriptions

The Board’s mandate and the position descriptions of the Executive Chair of the Board and the Lead Director, as well as the committee Chairs, define their respective roles and responsibilities. These mandates, the by-laws of the Company and Board resolutions adopted from time to time clearly delineate management’s responsibilities and define the limits to management’s authority. The Company does not have a position of a Chief Executive Officer. The functions of a Chief Executive Officer are primarily performed by the President of the Company, with support, guidance and oversight by the Executive Chairman of the Company.

The position descriptions of the Executive Chair of the Board, the Lead Director, and the committee Chairs are available in the Governance section of the Company’s website at www.greenfireres.com.

Board Assessment

The Board does not presently have a formal process for assessing the effectiveness of the Board, its committees or the effectiveness and contributions of individual directors; however, the Board regularly assesses performance on an informal basis, including by seeking feedback from its key stakeholder groups.

Retirement Policy / Board Tenure

The Board has not adopted term limits for the directors on the Board or other mechanisms of board renewal. While the Board recognizes the benefit of new perspectives, ideas and business strategies can offer and support periodic renewal, the Board also recognizes that experience and knowledge in the industry of the Company’s business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are better served with regular assessment of the effectiveness of periodic renewal instead of age or tenure limits.

EXECUTIVE COMPENSATION

Executive Officer Compensation

Philosophy and Changes to the Executive Compensation

The Board, with assistance from the Compensation and Governance Committee, has established its executive compensation program to ensure it is designed to attract and retain high performing leaders and value creators. The objectives of the program are to strike an appropriate balance between fixed and variable compensation, encouraging behaviour that aligns with our strategy and the long-term interests of the Company, our shareholders and other stakeholders. The components of our executive compensation framework include base salary and cash bonus (as direct compensation), and group benefits, employee savings plan and perquisites (as indirect compensation).

In January 2025, the Board approved the suspension of any equity grants under the Incentive Plan.

In addition, pursuant to the Performance Warrant Plan and in connection with the WEF Acquisition which constituted a “change of control” under the Performance Warrant Plan, the Board determined on February 7, 2025 to accelerate the expiry date of then outstanding Performance Warrants to April 30, 2025.

For 2025 and going forward, the Company’s incentive compensation will be comprised solely of an annual cash bonus and will not include any equity grants under the Incentive Plan. The Board, in consultation with the Compensation and Governance Committee, believes the Company’s incentive compensation should be tied to factors within management’s control, such as capital efficiency, operating costs, and health, safety, and the environment, as opposed to the performance of the Company’s share price (which would be the case for equity grants under the Incentive Plan), which is frequently affected by factors outside of management’s control, most notably commodity prices. In addition, a cash-based incentive program helps to minimize the adverse effects of, and the incentive for, disgruntled employees electing to remain employed by the Company simply to allow time vesting conditions associated with equity grants under the Incentive Plan to be satisfied. Rather, the Board believes a cash-based incentive program helps to ensure that the Company’s staff is only comprised of individuals who want to be at Greenfire and who’s interests align with the Company’s strategic and operational objectives.

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Compensation Governance

The Company’s executive compensation program is administered by the Board, with the assistance of the Compensation and Governance Committee. The Compensation and Governance Committee members have experience in leadership roles involving compensation evaluation, determination and administration. This background provides the Compensation and Governance Committee with the collective experience, skills and qualities to effectively make decisions on the suitability of the Company’s compensation policies and practices and to support the Board in carrying out its mandate.

For a full description of the responsibilities of the Compensation and Governance Committee, see the mandate of the Compensation and Governance Committee, which is available on our website at www.greenfireres.com.

Executive Compensation Consultants

Lane Caputo Compensation Inc. (“Lane Caputo”) was initially retained by the Board in December 2023 as its independent advisor. Lane Caputo provided consulting support and information in respect of the Company’s director and executive compensation. The Company terminated its engagement with Lane Caputo in January 2025.

Fees paid by the Company to Lane Caputo in each of 2024 and 2023 are set out in the table below.

	Executive Compensation-Related Fees		All Other Fees
Consultant	2024	2023	2024		2023
Lane Caputo	$100,800	$10,000	$25,000	(1)	-

Note:

(1)	Fees in respect of general compensation advisory services related to non-executive staff compensation programs.

Compensation Risk Management

As part of its mandate, the Compensation and Governance Committee considers potential risks associated with the adoption of the Company’s compensation policies and practices. The Compensation and Governance Committee does not believe that there are any identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse impact on the Company.

Anti-Hedging Policy

The Company does not currently have a policy prohibiting executive officers or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity grants pursuant to the Incentive Plan or other equity securities of the Company held, directly or indirectly, by the executive officer or director.

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Named Executive Officers

The NEOs for the year ended December 31, 2024 are Tony Kraljic, Chief Financial Officer, Robert Logan, former President and Chief Executive Officer, Albert Ma, former Senior Vice President, Engineering, Kevin Millar, former Senior Vice President, Operations & Steam Chief and Crystal Park, former Senior Vice President, Commercial. Each NEO other than Tony Kraljic was terminated by the Company on February 11, 2025.

Elements of Executive Compensation

As noted above, the Board, in consultation with the Compensation and Governance Committee, has reviewed and evaluated the Company’s executive compensation program and implemented certain changes to the program for 2025. Discussion below is in respect of compensation practices for 2024 and prior thereto.

In February 2024, the Board approved grants of Share Units under the Incentive Plan. For executive officers, the grant was comprised of PSUs only; for other employees, the grant was a mix of PSUs and RSUs or comprised entirely of PSUs. The PSUs are subject to three year cliff vesting; the RSUs vest in one-third increments over three years. As noted above, in January 2025, the Board determined to suspend any grants of awards under the Incentive Plan. A summary of the key terms of the Incentive Plan that governs outstanding Share Units is set out below under the heading “Incentive Plan”, which is qualified in its entirety by the full text of the Incentive Plan.

In August 2024, the Board awarded an interim bonus to executive officers for meeting the Company’s earnings before interest, tax, depreciation and amortization (EBITDA) targets for the first half of 2024.

For 2024 year-end compensation, the Company’s compensation framework had three elements: (1) guaranteed pay (annual salary), (2) incentive compensation (performance-based equity compensation under the Incentive Plan and annual bonuses), and (3) benefits and other compensation as described below. The Board evaluated the Company’s overall corporate performance scorecard, including average production, operating costs, capital efficiencies and achievement of strategic initiatives, and considered the recommendation of management of the Company. Following this evaluation, the Board approved a performance multiplier of 0.2x in respect of 2024 annual bonuses paid to officers of the Company and a performance multiplier of 0.55x in respect of 2024 annual bonuses paid to non-officer employees of the Company.

The Company provides executives with other compensation in the form of group health, dental and insurance benefits; sick leave (salary continuance) and long-term disability; business travel medical insurance; out of country medical insurance; parking benefits; health care spending accounts; employee assistance program and life insurance. The Company offers these benefits consistent with local market practice. The Company also provides field-based executives a camp and isolation allowance, travel allowances and compensation to reflect specialized technical designations.

2025 Management Information Circular	22

Summary Compensation Table

The following table sets forth, for each of the three years ended December 31, 2024, information concerning the compensation paid to the NEOs.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(1) ($)	Option-based awards(2)(3) ($)	Share-based awards(4) ($)	Annual incentive plans(5) ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(6) ($)	Total compensation ($)
Tony Kraljic, Chief Financial Officer(7)	2024	350,200	-	2,024,772	102,817	-	-	25,267	2,503,056
	2023	139,923	-	-	150,000	-	-	12,829	302,752
Robert Logan(8)(9) Former President and Chief Executive Officer	2024	449,904	-	1,198,415	199,181	-	-	25,542	1,873,042
	2023	436,800	-	-	327,600	-	-	13,897	778,297
	2022	416,000	2,296,957	-	100,000	-	-	59,283	2,872,240
Albert Ma(9) Former Senior Vice President, Engineering	2024	350,200	-	599,571	102,817	-	-	198,264	1,250,849
	2023	337,297	-	-	168,300	-	-	211,590	717,187
	2022	321,235	198,930	-	77,220	-	-	214,105	811,490
Kevin Millar(9) Former Senior Vice President, Operations & Steam Chief	2024	386,018	-	599,571	113,333	-	-	326,369	1,425,288
	2023	374,774	-	-	185,513	-	-	354,103	914,391
	2022	356,928	154,798	-	85,800	-	-	240,139	837,665
Crystal Park(9) Former Senior Vice President, Commercial	2024	317,000	-	599,571	91,838	-	-	28,819	1,037,225
	2023	300,300	-	-	148,649	-	-	24,625	473,573
	2022	285,788	72,798	-	71,500	-	-	19,712	449,799

Notes:

(1)	Represents the dollar value of cash earned by executive officers in the applicable fiscal year.

(2)	Based on the grant date fair value of the GRI Performance Warrants. The grant date fair value for compensation purposes is calculated using Black-Scholes Option pricing methodology. Key assumptions used in the pricing model for 2022 were: dividend yield: nil; expected volatility: 60%; risk-free interest rate: 1.46%; and weighted average life: 3-5 years. The Black-Scholes Option pricing methodology was selected due to its acceptance as an appropriate valuation model used by similar sized oil and gas companies.

(3)	Pursuant to the Performance Warrant Plan and in connection with the WEF Acquisition, the Board determined in February 2025 to accelerate the expiry date of all outstanding Performance Warrants to the date which is 30 days after the expiry of the Company’s standard year-end reporting blackout period, which expiry date is currently expected to be April 30, 2025. All Performance Warrants are considered to be fully vested and exercisable. No additional Performance Warrants will be granted pursuant to the Performance Warrant Plan.

(4)	Based on the grant date fair value of the share awards issued prior to adjustments for forfeitures. Includes RSUs that were issued, vested and settled for Common Shares pursuant to the Incentive Plan in 2024. PSUs subject to production performance were valued at grant date with an assumed performance multiplier of 1.00. PSUs subject to share price performance were valued using a Monte Carlo simulation incorporating a three-year life and a volatility of 57%.

(5)	Represents bonuses earned by the executive officers for services in the applicable fiscal year.

2025 Management Information Circular	23

(6)	Represents other benefits provided to the executive officers, including vacation, retirement fund matching, flex spending accounts, camp and isolation allowance, travel allowance, health benefits, specialized technical designation compensation, life insurance, dependent life insurance, accidental death & dismemberment, parking, and health spending accounts under the long term retention program.

(7)	Tony Kraljic was appointed Chief Financial Officer of the Company on October 1, 2023. Mr. Kraljic’s 2024 share-based awards include an inducement award of 147,460 PSUs issued in respect of his joining the Company as Chief Financial Officer.

(8)	Mr. Logan did not receive any compensation for his services on the board of directors of GRI or the Board.

(9)	Each of Mr. Logan, Mr. Ma, Mr. Millar and Ms. Park were terminated by the Company on February 11, 2025.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets forth, for each NEO, all Share Units and Performance Warrants outstanding as at December 31, 2024.

	Option-based awards				Share-based awards
Name	Number of Common Shares underlying unexercised Performance Warrants	Performance Warrant exercise price ($)	Performance Warrant expiration date(1)	Value of unexercised in-the-money Performance Warrants(2) ($)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tony Kraljic(5)	Nil	Nil	Nil	Nil	209,420	2,127,707	-
Robert Logan(6)	210,775 491,303 695,718	2.14 2.36 2.84	April 30, 2025 April 30, 2025 April 30, 2025	1,690,415.50 3,832,163.40 5,092,655.76	123,920	1,259,027	-
Albert Ma(6)	20,228 40,691 42,837	2.15 2.36 2.84	April 30, 2025 April 30, 2025 April 30, 2025	162,026.28 317,389.80 313,566.84	61,960	629,514	-
Kevin Millar(6)	15,711 31,692 34,072	2.15 2.36 2.84	April 30, 2025 April 30, 2025 April 30, 2025	125,845.11 247,197.60 249,407.04	61,960	629,514	-
Crystal Park(6)	7,196 14,607 16,513	2.14 2.36 2.84	April 30, 2025 April 30, 2025 April 30, 2025	57,711.92 113,934.60 120,875.16	61,960	629,514	-

Notes:

(1)	Pursuant to the Performance Warrant Plan and in connection with the WEF Acquisition, the Board determined in February 2025 to accelerate the expiry date of all outstanding Performance Warrants to the date which is 30 days after the expiry of the Company’s standard year-end reporting blackout period, which expiry date is currently expected to be April 30, 2025. All Performance Warrants are considered to be fully vested and exercisable. No additional Performance Warrants will be granted pursuant to the Performance Warrant Plan.

(2)	Based on the closing price of the Common Shares on the NYSE on December 31, 2024 of US$7.06 or CDN$10.16 based on the exchange rate of US$1.00 = CDN$1.4389 in effect on December 31, 2024 as reported by the Bank of Canada.

(3)	Includes PSUs granted in 2024 that vest on the third anniversary of the grant date (if performance vesting criteria have been met).

(4)	Based on the closing price of the Common Shares on the NYSE on December 31, 2024 of US$7.06 or CDN$10.16 based on the exchange rate of US$1.00 = CDN$1.4389 in effect on December 31, 2024 as reported by the Bank of Canada. Assumes that 100% of the PSUs are paid out at a performance multiplier of 100%.

(5)	Tony Kraljic became the Chief Financial Officer of the Company in October 2023 and as such does not hold any Performance Warrants. Mr. Kraljic’s 2024 share-based awards include an inducement award of 147,460 PSUs issued in respect of his joining the Company as Chief Financial Officer.

(6)	Each of Mr. Logan, Mr. Ma, Mr. Millar and Ms. Park were terminated by the Company on February 11, 2025.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each NEO, all Share Units that vested during the fiscal year ended December 31, 2024, as well as the short-term incentive awards earned during the fiscal year ended December 31, 2024.

Name	Share-based awards — value vested during the year ($)(1)	Non-equity incentive plan compensation — value earned during the year ($)(2)
Tony Kraljic	728	102,817
Robert Logan(3)	728	199,181
Albert Ma(3)	728	102,817
Kevin Millar(3)	728	113,333
Crystal Park(3)	728	91,838
Total	3,640	609,985

Notes:

(1)	Share-based awards include payouts of RSUs that were issued, vested and settled for Common Shares pursuant to the Incentive Plan in 2024. No PSUs vested in 2024.

(2)	Represents bonuses earned for services in 2024 and paid in March 2025.

(3)	Each of Mr. Logan, Mr. Ma, Mr. Millar and Ms. Park were terminated by the Company on February 11, 2025.

Pension Plan Benefits

The Company does not have a pension plan or similar benefit program and it does not anticipate implementing a pension plan or similar benefit program.

Executive Officer Employment Agreement

As at the date of this Information Circular, of the NEOs, only Tony Kraljic remains employed by, and has an executive employment agreement with, the Company. The executive employment agreement is described below.

Tony Kraljic, Chief Financial Officer

Effective September 30, 2023, Tony Kraljic entered into an employment agreement with Greenfire Resources Employment Corporation, covering the terms and conditions of his employment as Chief Financial Officer. Pursuant to his employment agreement, if his employment is terminated without just cause, Mr. Kraljic would be entitled to severance payments including (i) any annual bonuses awarded but not yet paid up to and including the date of termination; (ii) a lump-sum severance payment in an amount equal six (6) months of his base salary plus one month of base salary for each full year of service with Greenfire Resources Employment Corporation, up to a maximum of eighteen (18) months;  (iii) an amount equal to the average of the annual bonuses, if any, paid or awarded but not yet paid in the two (2) calendar years prior to the calendar year in which the date of termination falls, pro-rated over the number of months of eligible severance; and (iv) an amount equal to fifteen percent (15%) of his base salary to compensate for loss of eligibility for benefits and perquisites of employment. Such payment in excess of the minimum entitlements prescribed by Alberta’s employment standards legislation would be subject to Mr. Kraljic signing a full and final release in favour of Greenfire Resources Employment Corporation. Mr. Kraljic’s employment agreement contains customary confidentiality and proprietary information provisions. Mr. Kraljic’s employment agreement also contains a twelve (12) month non-competition covenant in the jurisdiction of Alberta and a twelve (12) month employee, consultant, customer and client non-solicitation covenant.

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Change of Control Severance Plan

In addition, in July 2024, the Board adopted a change of control severance plan (the “Change of Control Plan”) to provide severance benefits to certain key executives and other employees in the event of a Qualifying Termination (as defined therein) in connection with a Change of Control (as defined therein) in return for a waiver and release of all employment-related claims against the Company. The Change of Control Plan provides that, subject to certain conditions and execution of the general release by the participant, a participant shall be eligible for a Change of Control payment equal to the sum of: (i) the participant’s Applicable Severance Multiplier (as defined therein) times the participant’s annual base salary as in effect immediately prior to the termination date; plus (ii) the average of the participant’s annual bonuses earned, if any, during the two-year period ending on the termination date; plus (iii) an amount equal to fifteen percent (15%) of the participant’s annual base salary as in effect immediately prior to the termination date.

The following table summarizes the estimated payments and benefits to Mr. Kraljic as if the employment events listed above had occurred on December 31, 2024:

Name	Termination (without just cause) ($)	Change of Control ($)
Tony Kraljic	347,744	529,139

Description of Incentive Plan

In January 2025, the Board suspended grants of equity awards under the Incentive Plan. Currently outstanding share Awards remain subject to the vesting and payout in accordance with the terms of the Incentive Plan. A summary of the key terms of the Incentive Plan is set out in Schedule B to this Information Circular, which is qualified in its entirety by the full text of the Incentive Plan.

Incentive-Based Compensation Recovery Policy

The Company has adopted an Incentive-Based Compensation Recovery Policy (the “Recovery Policy”) to enable the Company to recover Erroneously Awarded Compensation (as defined in the Recovery Policy) in the event that the Company is required to prepare an Accounting Restatement (as defined in the Recovery Policy). The Recovery Policy provides for the administration thereof by the Compensation and Governance Committee or by the Board (as determined by the Board). The Recovery Policy is intended to comply with the requirements set forth in Section 303A.14 of the NYSE Listed Company Manual and is available on the Company’s website.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plans as at December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options and awards (a)	Weighted average exercise price of outstanding options and awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders:	N/A	N/A	N/A
Equity compensation plans not approved by securityholders:
Performance Warrant Plan(1)	2,519,503	$3,30	-
Incentive Plan	1,032,540	$-	3,419,803	(2)
Total	3,552,043	$-	3,419,803

Notes:

(1)	No further Performance Warrants will be granted pursuant to the Performance Warrant Plan.
(2)	No further awards will be granted under the Incentive Plan. The maximum number of Common Shares issuable pursuant to the Incentive Plan is 10% of the outstanding Common Shares less the number of Common Shares issuable pursuant to the Performance Warrant Plan at such time, which was equal to 6,971,846 Common Shares, being 10% of the 69,718,464 Common Shares issued and outstanding as of December 31, 2024.

Indebtedness of Directors and Officers

The Company is not aware of any individuals who are either current or former executive officers, directors or employees of the Company or any of its subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of the Company or otherwise) that is owing to: (i) the Company; or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Except for (i) indebtedness that has been entirely repaid on or before the date of this Information Circular, and (ii) “routine indebtedness” (as defined in Form 51-102F5 of the Canadian Securities Administrators), the Company is not aware of any individuals who are, or who at any time during 2024 were, a director or executive officer of the Company, a proposed nominee for election as a director or an associate of any of those directors, executive officers or proposed nominees who are, or have been at any time since January 1, 2024, indebted to the Company, or whose indebtedness to another entity is, or at any time since January 1, 2024 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

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interests of certain persons or companies in matters to be acted upon

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or nominee for election as a director, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2024, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

Additional Information

Upon request, the Company will provide securityholders with a copy of the Company’s financial statements for the year ended December 31, 2024 and associated management’s discussion and analysis of financial condition and results of operations, as well as a copy of the Company’s annual information form on Form 20-F, subsequent interim financial statements and management’s discussion and analysis and this Information Circular.

Copies of these documents may be obtained on request without charge from the Corporate Secretary of the Company at 1900, 205 - 5th Avenue SW, Calgary, Alberta, T2P 2V7, Canada; telephone 403.264.9046 or by accessing the disclosure documents available on the Company’s SEDAR+ profile at www.sedarplus.ca and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

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SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Role and objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) directly, and through its committees is responsible for the stewardship of the Corporation, and any subsidiaries of the Corporation (collectively, “Greenfire”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Greenfire. In general terms, the Board will:

1.	in consultation with the president of the Corporation (the “President”) and others, define the principal objectives of Greenfire;

2.	monitor the management of the business and affairs of Greenfire with the goal of achieving Greenfire’s principal objectives as defined by the Board in association with the President;

3.	discharge the duties imposed on the Board by applicable laws; and

4.	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Mandate and Responsibilities of the Board

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1.	require the President to present to the Board a longer range strategic plan and a shorter range business plan for Greenfire when requested by the Board, which plans must:

(a)	be designed to achieve Greenfire’s principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Greenfire’s business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans;

2.	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

3.	review the principal risks of Greenfire’s business identified by the President and review management’s implementation of the appropriate systems to manage and mitigate these risks;

4.	approve the annual operating and capital budgets, and plans, as may be amended from time to time;

5.	approve acquisitions and dispositions in excess of pre-approved expenditure limits established by the Board;

6.	approve the establishment of credit facilities and borrowing;

7.	approve issuances of additional Common Shares of the Corporation, other securities or other instruments to the public;

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8.	approve the repurchase of Common Shares of the Corporation or other securities in accordance with applicable securities laws;

Monitoring and Acting

9.	monitor Greenfire’s progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;

10.	monitor overall human resources policies and procedures, including compensation and succession planning;

11.	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Greenfire’s internal control and management information systems;

12.	approve all matters relating to a material transaction involving Greenfire;

Management and Organization

13.	appoint the President and determine the terms of the President’s employment with Greenfire;

14.	appoint all officers of Greenfire and approve the terms of each officer’s employment with Greenfire;

15.	monitor the “good corporate citizenship” of Greenfire, including compliance by Greenfire with all applicable environmental laws;

16.	ensure that Greenfire has in place appropriate programs and policies for the health and safety of its employees and that Greenfire sets high environmental standards in its operations and is compliant with environmental laws and regulations;

17.	evaluate the performance of the President and the other executive officers on an ongoing basis through in camera sessions held at the end of each regularly scheduled Board meeting;

18.	in consultation with the President, establish the limits of management’s authority and responsibility in conducting Greenfire’s business;

19.	to the extent possible, satisfy itself as to the integrity of the President and other executive officers and that the President and other executive officers create a culture of integrity throughout the organization;

20.	develop a system under which succession to senior management positions will occur in a timely manner;

21.	approve any proposed significant change in the management organization structure of Greenfire;

22.	generally provide advice and guidance to management;

Finances and Controls

23.	review Greenfire’s systems to manage and mitigate the risks of Greenfire’s business and, with the assistance of management, Greenfire’s auditors and others (as required), evaluate the appropriateness of such systems;

24.	review the procedures designed and implemented by Greenfire’s management and the independent auditors to ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

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25.	review the procedures implemented by Greenfire’s management and the Board which are designed to ensure that the financial performance of Greenfire is properly reported to Greenfire shareholders, other security holders and regulators on a timely and regular basis;

26.	establish and maintain a disclosure and trading policy for Greenfire;

27.	monitor the appropriateness of Greenfire’s capital structure;

28.	ensure that the financial performance of Greenfire is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

29.	review the procedures implemented by Greenfire’s management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Greenfire or its securities;

30.	in consultation with the President, establish the ethical standards to be observed by all officers and employees of Greenfire and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

31.	require that the President and other executive officers institute and monitor processes and systems designed to ensure compliance with applicable laws by Greenfire and its officers and employees;

32.	require the President and Chief Financial Officer (“CFO”) institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

33.	review and approve the Corporation’s hedging program;

34.	approve material contracts to be entered into by the Corporation;

35.	based on the recommendation of the Audit Committee of the Board, recommend to shareholders of Greenfire a firm of chartered accountants to be appointed as Greenfire’s auditors;

36.	review, consider and where required, approve the reports required under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, and any reports or other disclosure related to Greenfire’s reserves or resources under applicable securities laws;

37.	ensure Greenfire’s oil and gas reserve and/or resource report fairly represents the quantity and value of corporate reserves and/or resources in accordance with generally accepted engineering principles and applicable securities laws;

38.	determine the Corporation’s dividend policies and approve any payment of dividends;

39.	take reasonable actions to gain reasonable assurance that all financial information made public by Greenfire (including Greenfire’s annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation’s financial position and performance;

Governance

40.	engage in the process of determining Board member qualifications with the Compensation and Governance Committee (the “Compensation and Governance Committee”), and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements and pursuant to the mandates of such committees;

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41.	facilitate the continuity, effectiveness and independence of the Board by, among other things:

(a)	in conjunction with the Compensation and Governance Committee of the Board, selecting nominees for election to the Board;

(b)	appointing a Chair of the Board;

(c)	in consultation with the Chair of the Board, developing a position description for the Chair of the Board;

(d)	appointing from among the directors the members of the Audit Committee, Reserves Committee, and Compensation and Governance Committee, and such other committees of the Board as the Board deems appropriate;

(e)	defining the mandate of each committee of the Board;

(f)	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director;

(g)	reviewing the orientation and education program for new members to the Board to ensure that it is adequate and effective; and

(h)	establishing a system to enable any director to engage an outside adviser at the expense of Greenfire;

42.	review annually the composition of the Board and its committees and assess directors’ performance on an ongoing basis, and propose new members to the Board;

43.	on at least an annual basis, the Board shall conduct an analysis and make a recommendation as to the “independence” of each of the Board members;

Communications

44.	together with management, meet with the Corporation’s shareholders at the Corporation’s annual meeting and be available to respond to questions at that time;

Delegation

45.	the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board to the extent permitted by applicable laws;

Composition

46.	the Board shall consist of such number of directors within the range set forth in Greenfire’s constating documents as the Board deems appropriate in order to facilitate effective decision making. The Board delegates to the Compensation and Governance Committee the responsibility of considering and making recommendations to the Board with respect to the appropriate Board size;

47.	Board members should have or obtain sufficient knowledge of Greenfire and the oil and gas business to assist in providing advice and counsel on relevant issues;

48.	Board members should offer their resignation from the Board to the Chair of the Board following:

(a)	change in personal circumstances which would reasonably interfere with the ability to serve as a director;

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(b)	change in personal circumstances which would reasonably reflect poorly on Greenfire (for example, finding by a court of fraud, or conviction under Criminal Code (Canada) or securities legislation);

(c)	in accordance with Greenfire’s Majority Voting Policy, should a Board member receive a greater number of votes “withheld” from his or her election than votes “for” his or her election; or

(d)	failure to qualify as a director in accordance with Section 105 of the Business Corporations Act (Alberta);

Meetings

49.	the Board shall meet at least four times per year and/or as deemed appropriate by the Chair of the Board;

50.	absent extenuating circumstances or scheduling conflicts, Board members are expected to attend all Board meetings;

51.	the Chair shall attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to such meetings;

52.	the President and CFO shall be available to attend all meetings of the Board upon invitation by the Board. Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board;

53.	at the end of each meeting of the Board the non-management members of the Board shall be given an opportunity to meet without members of management being present;

54.	independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation; and

55.	minutes of each meeting shall be prepared by the secretary to the Board.

Approved by the Board of Directors on March 5, 2025.

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SCHEDULE b

DESCRIPTION OF THE INCENTIVE PLAN

Administration of the Incentive Plan

The Incentive Plan is administered and interpreted by the Board, which may delegate its authority to a committee or plan administrator appointed by the Board, including the Compensation and Governance Committee, when and if established. The Board determines which directors, officers, consultants and employees are eligible to receive Awards under the Incentive Plan, the time or times at which Awards may be granted, the conditions under which Awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any Option, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Board may determine.

Eligibility

The following individuals (collectively, “Eligible Participants”) are eligible to participate in the Incentive Plan: (i) in respect of a grant of Options or Share Units, any director, executive officer, employee or consultant of the Company or any of its subsidiaries; and (ii) in respect of a grant of DSUs, any director who is not otherwise an employee or executive officer of the Company or any of its subsidiaries. The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the Incentive Plan will be determined in the sole and absolute discretion of the Board.

Common Shares Subject to the Incentive Plan

The aggregate maximum number of Common Shares reserved for issuance under the Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, less any Common Shares underlying securities granted under any other share compensation arrangements of the Company, if any, including Common Shares issuable on exercise of Performance Warrants under the Performance Warrant Plan.

The Incentive Plan is considered to be an “evergreen” plan as Common Shares covered by Awards which have been settled will be available for subsequent grant under the Incentive Plan, and the number of Awards that may be granted under the Incentive Plan increases if the total number of issued and outstanding Common Shares increases. As such, the Incentive Plan must be approved by the majority of the Board and Shareholders every three (3) years following its adoption pursuant to the requirements of the TSX.

As at December 31, 2024, the Company had nil Options, 2,519,503 Performance Warrants, 874,603 PSUs, 136,612 RSUs and 21,325 DSUs outstanding, which would entitle holders thereof to receive an aggregate of 3,552,043 Common Shares on settlement or redemption of such Awards (assuming a 1.0 times performance multiplier in respect of PSUs), representing 5.1% of the issued and outstanding Common Shares as at that date, leaving up to 3,419,803 Common Shares available for future grants under the Incentive Plan including the outstanding Performance Warrants.

Insider Participation Limit, Individual Limits, Annual Grant Limits and Independent Director Limits

The Incentive Plan provides that the maximum number of Common Shares: (a) issuable to insiders at any time; and (b) issued to insiders within any one year period, under the Incentive Plan, or when combined with all of the Company’s other share compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares.

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Types of Awards

The Incentive Plan provides for the grant of Options, Share Units and DSUs, which are described below.

Stock Options

An Option entitles a holder thereof to purchase a prescribed number of Common Shares from treasury at an exercise price set at the time of the grant. The Board will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the Market Value of a Share. If permitted by the Board at the time of exercise, an Option may be exercised on a “cashless exercise” basis. Pursuant to a cashless exercise, a holder would surrender such Options for a number of Common Shares equal to (a) the difference between the Market Value of a Share and the exercise price of such Options; divided by (b) the Market Value of Share; multiplied by (c) the number of Options being exercised.

Share Units

A Share Unit upon settlement of such Share Unit entitles the recipient to receive either (at the election of the Board in its sole discretion): (a) a cash payment equal to the Market Value of a Share (subject to adjustment as described below), or (b) a Common Share (subject to adjustment in accordance as described below), and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. A Share Unit may be designated as a RSU or PSU. Generally, RSUs will be subject to time vesting and be settled upon vesting of such RSUs, while PSUs, in addition to being subject to time vesting, and are also subject to performance vesting conditions or a “performance multiplier”. A performance multiplier will result in the number of Common Shares underlying a PSU to be adjusted based on the achievement or failure to achieve certain performance factors as determined by the Board. For the inaugural grant issued in 2024, the performance multipliers were based on the results of average production and share price performance.

DSUs

A DSU entitles the recipient to receive, upon settlement of such DSU, either (at the election of the Board in its sole discretion): (a) a cash payment equal to the Market Value of a Share (subject to adjustment as described below), or (b) a Common Share (subject to adjustment in accordance as described below). The Board may, from time to time, grant DSUs to directors of the Company, who are not otherwise an employee or executive officer of any Company entity (“Non-Employee Director”). In addition, each Non-Employee Director is given the right, subject to the terms and conditions of the Incentive Plan, to elect to receive all or a portion of any director fees that are otherwise intended to be paid in cash in the form of DSUs in lieu of cash.

Subject to the vesting and other conditions and provisions in the Incentive Plan and in any award agreement, each DSU awarded to a Non-Employee Director shall entitle the Non-Employee Director to receive on settlement, at the discretion of the Board, either; (i) a cash payment equal to the Market Value of a Share, or (ii) one Common Share or any combination of cash and Common Shares. Except as otherwise provided in the Incentive Plan, (i) DSUs of a Non-Employee Director who is a U.S. taxpayer shall be redeemed and settled by the Company on the first business day following the Non-Employee Director’s Separation from Service (as defined in the Incentive Plan), and (ii) DSUs of a Non-Employee Director who is Canadian (or who is neither a U.S taxpayer nor a Canadian Non-Employee Director) shall be redeemed and settled by the Company as soon as reasonably practicable following the date the Non-Employee Director ceases to be a director of the Company, but in any event not later than December 15 of the first calendar year commencing immediately after the Non-Employee Director ceases to be a director of the Company.

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Adjustments for Dividends

Immediately prior to the redemption date of Share Units or DSUs, the number of Common Shares underlying such Awards shall be adjusted based on dividends paid on the Common Shares between the grant date and the redemption date of such Awards. For each dividend payment date that occurs between the grant date and the redemption date of such Awards, the number of Common Shares underlying such Awards shall be adjusted (effective on the day following the corresponding dividend record date), by an amount equal to a fraction having as its numerator the value of the dividend per Common Share and having as its denominator the Market Value of a Share on such dividend payment date.

Black-out Periods

If an Award expires during, or within nine business days after, a routine or special trading blackout period imposed by the Company to restrict trades in the Company’s securities, then, subject to certain exceptions, the Award shall expire ten business days after the expiration of the blackout period.

Expiry Date of Options and Share Units

While the Incentive Plan does not stipulate a specific term for Awards granted thereunder, (a) the expiry date of an Option may not be more than five years from its date of grant (except where an expiry date would have fallen within a blackout period of the Company), and (b) the expiry date of a Share Unit may not be later than December 15 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period of the Company.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Incentive Plan, including resignation, termination for cause, termination without cause, and death, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Option Provisions	Share Unit Provisions
Resignation

Each unvested Option granted to such participant shall terminate and become void immediately upon the participant’s termination date.

Each vested Option held by such participant shall cease to be exercisable on the earlier of (A) thirty (30) days after the participant’s termination date and (B) the expiry date of such Option as set forth in the applicable grant agreement, after which such vested Option will expire.

All Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date.

Termination for Cause	Any vested or unvested Option granted to such participant shall terminate immediately upon the participant’s termination date.	All Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date.

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Event	Option Provisions	Share Unit Provisions
Termination without Cause

Each unvested Option granted to such participant shall expire and become void immediately upon the participant’s termination date.

Each vested Option held by such participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the participant’s termination date (or such later date as the Board may, in its sole discretion, determine) and (B) the expiry date of such Option as set forth in the applicable grant agreement, after which such vested Option will expire.

All Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date; provided that the Board may accelerate the vesting of such Awards or waive the vesting conditions.

Death

Each unvested Option granted to such participant shall terminate and become void effective immediately prior to the participant’s time of death.

Each vested Option held by such participant at the time of death may be exercised by the legal representative of the participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) the date that is six (6) months after the participant’s death or (B) the expiry date of such Option as set forth in the applicable grant agreement, after which such vested Option will expire.

All Share Units credited to such participant’s account that have not vested as of the participant’s date of death shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date; provided that the Board may accelerate the vesting of such Awards or waive the vesting conditions.

Change of Control

Under the Incentive Plan, in the event of a potential Change of Control (as defined in the Incentive Plan), the Board may exercise its discretion to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participating in any other transaction leading to a Change of Control; or (ii) accelerate the vesting of, or waive the performance criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action shall be the vesting date of such Share Units.

If the Company completes a transaction constituting a Change of Control and within 12 months following the Change of Control, a Participant who was also an officer or employee of, or consultant to, the Company prior to the Change of Control has their employment agreement or consulting agreement terminated, then: (i) all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable grant agreement, and (B) the date that is 90 days after such termination or dismissal; and (ii) all unvested Share Units shall become vested, and the date of such Participant’s termination date shall be deemed to be the vesting date.

2025 Management Information Circular	37

Non-Transferability of Awards

Except as specifically provided in a grant agreement approved by the Board, each Award granted under the Incentive Plan is not assignable or transferable by the holder of such Award, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased holder of such Award. No Award granted under the Incentive Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Amendments to the Incentive Plan

Subject to certain exceptions, the Board may from time to time, without notice and without approval of the Shareholders, amend, modify, change, suspend or terminate the Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate.

Notwithstanding the above, the Board shall be required to obtain the approval of the Shareholders to make the following amendments:

1.	any increase to the maximum number of Common Shares issuable under the Incentive Plan, except in the event of an adjustment pursuant to the provisions of the Incentive Plan;

2.	except in the case of an adjustment pursuant to the provisions of the Incentive Plan, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price or other entitlements;

3.	any amendment which extends the expiry date of any Award beyond the original expiry date (other than an extension of the expiry date resulting from a Blackout Period);

4.	any amendment which would permit Awards granted under the Incentive Plan to be transferable or assignable other than for normal estate settlement purposes;

5.	any amendment to the limits on Awards to insiders;

6.	any amendment to the definition of an “Eligible Participant” under the Incentive Plan; and

7.	any amendments to the provisions of the Incentive Plan which govern the amendments requiring approval of the Shareholders,

provided that Common Shares held directly or indirectly by insiders benefiting from the foregoing amendments shall be excluded when obtaining such Shareholder approval.

2025 Management Information Circular	38

TSX: GFR

NYSE: GFR

GREENFIRE RESOURCES LTD.

1900, 205 – 5th Avenue SW,

CALGARY, ALBERTA

T2P 2V7

www.greenfireres.com